Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

beckk@gtlaw.com

July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C.  20549

Attention:Edward M. Kelly / Erin M. Purnell, Legal

Melissa Raminpour / Beverly A. Singleton, Accounting

Re:American Outdoor Brands, Inc.

Registration Statement on Form 10

Filed July 2, 2020

File No. 1-39366

Ladies and Gentlemen:

On behalf of American Outdoor Brands, Inc. (formerly known as American Outdoor Brands Spin Co.), a Delaware corporation (the “Company”), we express our appreciation for your prompt review of the Registration Statement on Form 10 filed on July 2, 2020 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).  Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are filing with the Commission, via EDGAR, Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”), together with responses to the comment letter addressed to Brian D. Murphy, President and Chief Executive Officer of the Company, dated July 9, 2020 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 1 includes an updated information statement (the “Information Statement”) and reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter. To further facilitate the Staff’s review, we are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Registration Statement.

Registration Statement on Form 10 filed July 2, 2020

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road  |  Suite 700  |  Phoenix, Arizona 85016  | T +1 602.445.8000  | F +1 602.445.8100

www.gtlaw.com

U.S. Securities and Exchange Commission
July 13, 2020

Unaudited Pro Forma Combined Financial Statements, page 63

1.

Staff Comment:  Refer to the explanations for the pro forma balance sheet adjustments (D) and (E). It appears that you have recorded right of use assets and related operating lease liabilities for the two facilities in the amounts of $24.9 million and $369,000, which aggregate to approximately $25.3 million. It is unclear whether the $369,000 amount has been reflected on the balance sheet as we note only the $24.9 million adjustment to right of use assets and an aggregate of $24.9 million to current and non-current lease liabilities. Please advise or revise your disclosures.

Company Response:  Pursuant to the Staff’s request, the Company has revised the explanation for the pro forma balance sheet adjustment (D) and (E) to clarify the impact of the operating leases for the two facilities on the pro forma balance sheet. In addition, the Company has included tabular disclosure to clarify the accumulated adjustments (D-E) to the pro forma balance sheet.

2.

Staff Comment:  Refer to the second paragraph under the discussion of pro forma adjustment (H). Please clarify whether or not the $2.7 million of total incremental compensation expense has been reflected in the pro forma statement of income (loss). We are unable to determine if this amount also relates to the $1.3 million of estimated incremental compensation expense disclosed in the first paragraph of pro forma adjustment (H). We further note expense amounts reflected in pro forma adjustments (E), (F), (G) and the first paragraph of (H) aggregate to $2.2 million which is shown as the total pro forma adjustment amount for the line item, general and administrative expense. It is unclear of your discussion of the $2.7 million incremental compensation expense and its reflection, if at all, in the pro forma statements of income (loss). Please advise and clarify your disclosures accordingly.

Company Response:  Pursuant to the Staff’s request, the Company has revised the disclosure for adjustment (H) to clarify the amount and nature of the adjustment related to incremental compensation expense. In addition, the Company has included tabular disclosure to clarify the accumulated adjustments (E-H) to the pro forma statements of income/(loss).

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Operating Expenses, page 77

3.

Staff Comment:  We note your discussion of operating expenses excludes a discussion of the impairment charges for goodwill in both fiscal years 2020 and 2019, and instead the reference is to the description above, presumably under Fiscal 2020 Highlights on page 73. Given the significance of the fiscal year 2020 impairment charge, please expand here to include a brief discussion of the charge in each period, such as the reasons for the impairment, and provide a cross reference to the "MD&A Critical Accounting Policies" section for a more detailed discussion.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the discussion of operating expenses to include a description of the fiscal 2020 and fiscal 2019 impairment charges. In addition, the Company has included a cross reference to the Critical Accounting Policies subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations and to Note 1 of the combined financial statements.

Report of Independent Registered Public Accounting Firm, page F-2

4.

Staff Comment:  Refer to the opinion paragraph. Please have the auditors revise the last sentence that their audit opinion covers the results of operations and cash flows for each of the three years in the period ended April 30, 2020. The current disclosure says for each of the two years in the period ended April 30, 2020.

Company Response:  Pursuant to the Staff’s request, the Auditors’ Report of Independent Registered Public Accounting Firm has been revised to cover all periods presented in the combined financial statements.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 1, including the Information Statement, other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated.  If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Bob Kant of our office at (602) 445-8302.

Sincerely,

Katherine A. Beck

cc:Brian D. Murphy, American Outdoor Brands, Inc.

H. Andrew Fulmer, American Outdoor Brands, Inc.

Robert S. Kant, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP